UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 or 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of June, 2016

001-35878

(Commission

File Number)

Intelsat S.A.

(Translation of registrant’s name into English)

4 rue Albert Borschette

Luxembourg

Grand-Duchy of Luxembourg

L-1246

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☑            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Intelsat Jackson Holdings S.A. Senior Secured Notes Issuance

On June 30, 2016, Intelsat Jackson Holdings S.A. (“Intelsat Jackson”), an indirect wholly-owned subsidiary of Intelsat S.A., issued $490,000,000 aggregate principal amount of 9.5% Senior Secured Notes due 2022 (the “Notes”) with a discount of 2.0% pursuant to an indenture dated June 30, 2016, among Intelsat Jackson, as issuer, Intelsat (Luxembourg) S.A. as the parent guarantor, the subsidiary guarantors party thereto and Wilmington Trust, National Association, as trustee (the “Indenture”).

Guarantees. The Notes are guaranteed by Intelsat (Luxembourg) S.A. (the “parent guarantor”) and all of Intelsat Jackson’s subsidiaries that guarantee Intelsat Jackson’s obligations under the credit agreement governing its senior secured credit facilities (the “subsidiary guarantors” and, together with the parent guarantor, the “guarantors”).

Security. The Notes and related guarantees are secured by a first priority security interest, subject to certain permitted liens, in substantially all of the existing and future assets of Intelsat Jackson and the subsidiary guarantors, and, in the case of the parent guarantor, the capital stock of Intelsat Jackson owned by the parent guarantor, which assets will continue to secure loans under the credit agreement governing Intelsat Jackson’s senior secured credit facilities and its 8.0% Senior Secured Notes due 2024.

Use of Proceeds; Special Mandatory Redemption. The net proceeds from the Notes are expected to be used by Intelsat Jackson to fund its previously announced tender offers (the “Tender Offers”) to purchase its 6 5/8% Senior Notes due 2022, 5 1/2% Senior Notes due 2023 and 7 1/2% Senior Notes due 2021. In the event that all of the net proceeds of the Notes are not applied to fund the Tender Offers on or prior to the earlier of (i) July 29, 2016 and (ii) the fifth business day following the termination or expiration of the Tender Offers (the “Tender Deadline”), Intelsat Jackson is required to use the portion of the net proceeds not so applied to redeem Notes then outstanding by a date no later than five business days after the Tender Deadline (the “Special Mandatory Redemption Date”) at a redemption price equal to 100% of the aggregate principal amount of the Notes redeemed, plus accrued and unpaid interest, if any, to, but excluding the Special Mandatory Redemption Date.

Covenants. The Indenture contains covenants that include, among other things: a limitation on Intelsat Jackson’s and some of its subsidiaries’ ability to incur or guarantee additional debt or issue disqualified or preferred stock; a limitation on Intelsat Jackson’s and some of its subsidiaries’ ability to pay dividends, make other equity distributions or repurchase or redeem capital stock; a limitation on Intelsat Jackson’s and some of its subsidiaries’ ability to make certain investments; a limitation on Intelsat Jackson’s and some of its subsidiaries’ ability to enter into transactions with affiliates; a limitation on merger, consolidation, amalgamation and sale of assets applicable to Intelsat Jackson and subsidiary guarantors; and a limitation on Intelsat Jackson’s and some of its subsidiaries’ ability to incur liens on any of Intelsat Jackson’s assets securing other indebtedness.

Events of Default. The Indenture also contains events of default with respect to: default in payments of interest after a 30-day grace period or a default in the payment of principal when due; subject to certain exceptions, default in the performance of any covenant in the applicable Indenture that continues for more than 60 days after notice of default has been provided to Intelsat Jackson; failure by Intelsat Jackson or a significant subsidiary thereof to pay any debt in excess of $75.0 million within any applicable grace period after final maturity or the acceleration of any such debt by the holders thereof because of a default; the occurrence of an event of default under any debt in excess of $75.0 million of Intelsat Jackson or a significant subsidiary, which event of default is a result of the payment by Intelsat Jackson or a restricted subsidiary prior to the date hereof of one or more restricted payments in violation of the provisions governing such indebtedness, if the effect of such event of default is to permit the holders of such debt to cause such debt to become due prior to its stated maturity and if such default has not been cured without payment of any consideration to the holders thereof; failure by Intelsat Jackson or a significant subsidiary thereof to pay final judgments aggregating in excess of $75.0 million, which judgments are not discharged, waived or stayed for 60 days; certain events of bankruptcy, insolvency or reorganization of Intelsat Jackson or a significant subsidiary thereof; and certain collateral defaults.

Optional Redemption. The Notes are redeemable prior to September 30, 2022 only upon payment of the sum of the present values of the remaining scheduled payments of principal and interest on the Notes until and including September 30, 2022 (excluding accrued but unpaid interest), computed using a discount rate equal to the applicable treasury rate plus 50 basis points.

The foregoing summary is qualified in its entirety by reference to the Indenture, a copy of which is attached hereto as Exhibit 99.1.

The Notes were sold pursuant to a purchase agreement with a number of institutional investors that qualified as “qualified institutional buyers”. The purchase agreement included customary representations made by Intelsat Jackson and the guarantors and an indemnity by Intelsat Jackson and the guarantors of the purchasers of the Notes in respect of any breach of the purchase agreement and for certain other costs, subject to a cap in certain circumstances.

The information contained in this report shall be deemed to be incorporated by reference into the amended and restated Offer to Purchase, dated May 17, 2016 with respect to the Tender Offers.

Exhibits.

Exhibit No.	Document Description

99.1	Indenture, dated as of June 30, 2016, among Intelsat Jackson Holdings S.A., the Guarantors party thereto and Wilmington Trust, National Association, as Trustee (including the form of the Notes).

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

INTELSAT S.A.

Date: June 30, 2016	By:	/s/ Michelle V. Bryan

	Name:	Michelle V. Bryan
	Title:	Executive Vice President, General Counsel and Chief Administrative Officer